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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-27045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CLG INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 GLENVILLE STREET – 3RD FLOOR
(No. And Street)

GREENWICH, (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK DUFFY (203) 629-4333
(Area Code - Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK DUFFY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLG INVESTMENT COMPANY, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Patrick Duffy
Signature

PRESIDENT
Title

Donna L. Ippolito
Notary Public

My commission expires April 30, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
CLG Investment Company, Inc.:

We have audited the accompanying statement of financial condition of CLG Investment Company, Inc. (the "Company") as of December 31, 2009, and the related statements of income, changes in Stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLG Investment Company, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Fulvio & Associates, LLP

New York, New York
February 26, 2010

CLG INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 751,259
Securities owned, at fair value	71,352
Due from brokers	76,485
Accounts receivable	17,825
Fixed assets (net of accumulated depreciation of $28,291)	3,255
Other assets	19,456
TOTAL ASSETS	$ 939,632

LIABILITIES AND STOCKHOLDER' EQUITY

LIABILITIES:	
Accounts payable	$ 6,681
Accrued expenses	16,004
Soft dollars payable	258,360
TOTAL LIABILITIES	281,045
STOCKHOLDER'S EQUITY:	
Common stock - $5 par value, 1,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	301,591
Retained earnings	351,996
TOTAL STOCKHOLDER'S EQUITY	658,587
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 939,632

The accompanying notes are an integral part of these financial statements.

CLG INVESTMENT COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Commission income	$ 2,559,045
Net gain on firm trading accounts	18,416
Interest income	6,972
Other revenue	10,033
TOTAL REVENUE	2,594,466
EXPENSES:	
Soft dollar expense	1,442,598
Employee compensation and benefits	342,696
Commissions, floor broker and clearing charges	194,359
Professional fees	80,918
Rent	65,408
Insurance	39,601
Data service	34,079
Employee business expense	11,891
Office supplies	5,641
Telephone	4,745
Dues and subscriptions	4,744
Depreciation	1,421
Other expense	14,369
TOTAL EXPENSES	2,242,470
NET INCOME	$ 351,996

The accompanying notes are an integral part of these financial statements.

CLG INVESTMENT COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at December 31, 2008	$ 5,000	$ 713,591	$ -	$ 718,591
Dividends Paid	-	-	(412,000)	(412,000)
Net Income	-	-	351,996	351,996
Balance at December 31, 2009	$ 5,000	$ 713,591	$ (60,004)	$ 658,587

The accompanying notes are an integral part of these financial statements.

CLG INVESTMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income		$ 351,996
Adjustments to reconcile net income to net cash Provided by operating activities:		
Depreciation and amortization	$ 1,421	
Net changes in operating assets and liabilities:		
Decrease in securities owned, at fair value	579,849	
Decrease in due from broker	63,490	
Increase in account receivable	(4,825)	
Decrease in other assets	114,707	
Decrease in accounts payable	(35,738)	
Decrease in accrued expenses	(96,666)	
Increase in soft dollars payable	(765,640)	
Total Adjustments		(143,402)
Net cash provided by operating activities		208,594
Cash flows from investing activities:		
Purchases of fixed assets		(1,451)
Net cash used in financing activities		(1,451)
Cash flows from financing activities:		
Dividends paid		(412,000)
Net cash used in financing activities		(412,000)
NET CHANGE IN CASH		(204,857)
Cash and cash equivalents at December 31, 2008		956,116
Cash and cash equivalents at December 31, 2009		$ 751,259
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest		$ 40

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

CLG Investment Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

The Company accounts for security transactions on the settlement-date basis. Customers' securities transactions, commission income, commission expense and related clearing expenses are reported on the settlement-date basis. The difference between the trade date and settlement date basis is immaterial to the financial statements.

Income Taxes

The Company, with the consent of its stockholder, has elected, under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The state tax treatment of an S Corporation is identical to the federal tax treatment.

Depreciation

Fixed assets are carried at cost. Depreciation is determined using Federal tax depreciation methods. The difference between using Federal tax depreciation versus straight line depreciation is immaterial to the financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company holds one equity security that is categorized as Level 1, based on the description detailed above.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consisted of the following:

Equipment	$ 13,301
Furniture and fixtures	18,245
Total Fixed Assets, at cost	31,546
Less: accumulated depreciation	28,291
Net property and equipment	$ 3,255

NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with Pershing, LLC and HSBC Securities (USA) Inc. ("Clearing Brokers") on behalf of customers. Through contractual agreement with the Clearing Brokers, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the Clearing Brokers.

The customers' activities are transacted on either a cash or margin basis through the facilities of the Clearing Brokers. In margin transactions, the Clearing Brokers extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Clearing Brokers execute and clear customers' transactions involving the sale of securities that are not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the Clearing Broker. The Company may then be required to compensate the Clearing Broker for losses incurred on behalf of the customers.

The Company, through its Clearing Brokers, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with the Clearing Brokers' internal guidelines and Regulators' external guidelines. The Clearing Brokers monitor required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 5. LEASE COMMITMENTS

On September 10, 2006 the Company entered into a sublease with Concept Capital. The annual rent expense is inclusive of common charges for the use of telephone and networking equipment, utilities and general maintenance. The lease expired on June 30, 2008 and has been extended on a month-to-month basis. Either party may terminate the lease upon thirty days written notice. The total rent expense for the year ended December 31, 2009 was $65,408.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in various financial institutions. Accounts at the institution are insured up to $250,000 by the Federal Deposit Insurance Corporation. As of December 31, 2009, the Company exceeded the insured limits by $2,414.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $602,376, which was $352,376 in excess of its required net capital of $250,000.

NOTE 8. SOFT DOLLAR TRANSACTIONS

Soft dollar expenses of $1,442,598 included in the statement of income represent commissions paid to third parties for research services provided to the Company's customers based on pre-existing soft dollar arrangements. At December 31, 2009 soft dollars payable that have been accumulated but have not been used to pay for third party services amounted to $258,360.

SUPPLEMENTARY INFORMATION

CLG INVESTMENT COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2009

Credits:	
Stockholder' Equity	$ 658,587
	658,587
Debits:	
Non-allowable Assets	40,536
Net Capital Before Haircuts on Securities Positions	618,051
Haircuts on Securities Positions	(15,675)
Net Capital	602,376
Computation of Minimum Net Capital Requirement:	
Minimum Net Capital (the greater of $250,000 or 6.67% of aggregate indebtedness)	250,000
Excess Net Capital	$ 352,376
Total Aggregate Indebtedness	$ 281,045
Ratio of Aggregate Indebtedness to Net Capital	.47 to 1

CLG INVESTMENT COMPANY, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k) (2) (ii). The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirement of this Rule.

SUPPLEMENTARY REPORTS OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Stockholder of
CLG Investment Company, Inc.:

In planning and performing our audit of the financial statements and supplementary information of CLG Investment Company, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



New York, New York
February 26, 2010

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SECURITY AND EXCHANGE COMMISSION RULE 17a-5

To the Stockholder of
CLG Investment Company, Inc.:

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments of CLG Investment Company, Inc. from January 1, 2009 to December 31, 2009. Our procedures were solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the unaudited Form X-17a-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of CLG Investment Company, Inc. taken as a whole.



New York, New York
February 26, 2010

CLG INVESTMENT COMPANY, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FROM JANUARY 1, 2009 TO DECEMBER 31, 2009

	Date Paid	Payments	Annual Assessment per Report
SIPC - 4 General Assessment	December 29, 2008	$ 150	$ 150
SIPC - 6 General Assessment	August 6, 2009	1,456	1,456
SIPC - 7T General Assessment Reconciliation - nine months ended December 31, 2009	February 23, 2010	3,491	3,491
Total		$ 5,097	$ 5,097